SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                    ________________________


                          SCHEDULE 13G

    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
           UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. 11)


                 Cooker Restaurant Corporation
                        (Name of Issuer)



                Common Shares Without Par Value
                 (Title of Class of Securities)


                          216284-10-9
                         (CUSIP Number)



    (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ] Rule 13d-1(b)
     [  ] Rule 13d- (c)
     [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Page 1 of 6

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CUSIP No. 216284-10-9           Schedule 13G                    Page 2 of 6

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1    NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     G. Arthur Seelbinder
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [ ]
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORTANIZATION

     United States of America
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                           5         SOLE VOTING POWER

                                     557,962
                           ------------------------------------------------
                           6         SHARED VOTING POWER

                                     0
                           ------------------------------------------------
                           7         SOLE DISPOSITIVE POWER

                                     557,962
                           ------------------------------------------------
                           8         SHARED DISPOSITIVE POWER

                                     0
                           ------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     557,962
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.98%
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12   TYPE OF REPORTING PERSON

     IN
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CUSIP No. 216284-10-9           Schedule 13G                    Page 3 of 6

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Item 1(a):   Name of Issuer: Cooker Restaurant Corporation

Item 1(b):   Address of Issuer's Principal Executive Offices:
             5500 Village Boulevard, West Palm Beach, FL  33407


Item 2(a)    Name of Person Filing:

             G. Arthur Seelbinder


Item 2(b):   Address of Principal Business Office or, if none, Residence:

             210 El Brillo Way, Palm Beach, FL  33480

Item 2(c):   Citizenship:

             United States of America

Item 2(d):   Title of Class of Securities:

             Common Shares, without par value

Item 2(e):   CUSIP Number:  216284-10-9

Item 3: If this statement is filed pursuant to sections sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             Not applicable

             (a) [ ] Broker or dealer registered under section 15 of the
                     Act (15 U.S.C. 78o).

             (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                     U.S.C. 78c).

             (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d) [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C 80a-8).

             (e) [ ] An investment adviser in accordance with section
                     240.13d-1(b)(1)(ii)(E);

             (f) [ ] An employee benefit plan or endowment fund in
                     accordance with section 240.13d-1(b)(1)(ii)(F);

             (g) [ ] A parent holding company or control person in
                     accordance with section 240.13d-1(b)(1)(ii)(G);

             (h) [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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CUSIP No. 216284-10-9           Schedule 13G                    Page 4 of 6

Item 4:      Ownership.

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)  Amount beneficially owned:   557,962 common shares which
includes 228,442 common shares subject to options exercisable within 60 days.

             (b)  Percent of class: 8.98%

             (c)  Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote:  557,962

                 (ii) Shared power to vote or to direct the vote:  0

                (iii) Sole power to dispose or to direct the disposition
                      of:  557,962

                 (iv) Shared power to dispose or to direct the
                      disposition of:  0

        Instruction. For computations regarding securities which represent a right to acquire an underlying security see section 240.13d-3(d)(1).

Item 5:      Ownership of Five Percent or Less of a Class:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
following  [   ].

        Instruction. Dissolution of a group requires a response to this item.

             Not applicable.

Item 6:      Ownership of More than Five Percent on Behalf of Another Person:

             If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

             Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

             If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identify and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.


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CUSIP No. 216284-10-9           Schedule 13G                    Page 5 of 6

             Not applicable

Item 8:      Identification and Classification of Members of the Group:

             If a group has filed this schedule pursuant to section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identify and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

             Not applicable

Item 9:      Notice of Dissolution of Group:

             Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
Item 5.

             Not applicable

Item 10:     Certifications.

             (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

             Not applicable


                              Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 14, 2000
                                   (Date)

                                   /s/ G. Arthur Seelbinder
                                   (Signature)

                                   G. Arthur Seelbinder
                                   (Name and Title)


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CUSIP No. 216284-10-9           Schedule 13G                    Page 6 of 6




      Attention:  Intentional misstatements or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001).


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